UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 16)*

SAExploration Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

78636X873
(CUSIP Number)

Mark Strefling Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[X]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,336,520

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,336,520

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,336,520

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.34%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox General Partner LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,336,520

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,336,520

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,336,520

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.34%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Multi-Strategy Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,431,072

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,431,072

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,431,072

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.64%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Credit Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

449,420

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

449,420

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

449,420

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Asymmetric Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

346,996

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

346,996

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

346,996

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.25%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	78636X873

Item 1.	Security and Issuer.

The name of the issuer is SAExploration Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1160 Dairy Ashford Rd., Suite 160, Houston, Texas 77079, United States of America. This Schedule 13D relates to the Issuer's common stock, $0.0001 par value (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"), (ii) Whitebox General Partner LLC ("WB GP"), (iii) Whitebox Multi-Strategy Partners, LP, a Cayman Islands exempted limited partnership ("WMP"), (iv) Whitebox Credit Partners, LP, a Cayman Islands exempted limited partnership ("WCP"), (v) Whitebox Asymmetric Partners, LP, a Cayman Islands exempted limited partnership (“WAP”), and (vi) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit B and Exhibit C, respectively (collectively, the "Reporting Persons").

(b)

The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 500, Minneapolis, Minnesota 55416.

The principal business address for each of WMP, WCP and WAP is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108 Cayman Islands.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

	(c)	WA manages and advises private investment funds, including WMP, WCP and WAP (the “WA Private Funds”). WB GP serves as general partner of private investment funds, including WMP, WCP and WAP. The principal business of WMP, WCP and WAP is investments. The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	None of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on August 8, 2016.

Item 4.	Purpose of Transaction.

No material changes from the Schedule 13D filed by the Reporting Persons on February 20, 2020.

Item 5.	Interest in Securities of the Issuer.

(a, b)

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, WA may be deemed to be the beneficial owner of 2,336,520 Shares, constituting 35.34% of the Shares of the Issuer, based on 4,436,292 Shares outstanding as of May 8, 2020, as provided in the Issuer’s 10-Q, plus the Shares resulting from the Reporting Persons’ exercise of Series C Warrants, Series D Warrants, Series E Warrants and Series F Warrants on July 28, 2020.

WA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,336,520 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,336,520 Shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 2,336,520 Shares, constituting 35.34% of the Shares of the Issuer, based on 4,436,292 Shares outstanding as of May 8, 2020, as provided in the Issuer’s 10-Q, plus the Shares resulting from the Reporting Persons’ exercise of Series C Warrants, Series D Warrants, Series E Warrants and Series F Warrants on July 28, 2020.

WB GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,336,520 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,336,520 Shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 1,431,072 Shares, constituting 21.64% of the Shares of the Issuer, based on 4,436,292 Shares outstanding as of May 8, 2020, as provided in the Issuer’s 10-Q, plus the Shares resulting from the Reporting Persons’ exercise of Series C Warrants, Series D Warrants, Series E Warrants and Series F Warrants on July 28, 2020.

WMP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,431,072 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,431,072 Shares.

As of the date hereof, WCP may be deemed to be the beneficial owner of 449,420 Shares, constituting 6.8% of the Shares of the Issuer, based on 4,436,292 Shares outstanding as of May 8, 2020, as provided in the Issuer’s 10-Q, plus the Shares resulting from the Reporting Persons’ exercise of Series C Warrants, Series D Warrants, Series E Warrants and Series F Warrants on July 28, 2020.

WCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 449,420 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 449,420 Shares.

As of the date hereof, WAP may be deemed to be the beneficial owner of 346,996 Shares, constituting 5.25% of the Shares of the Issuer, based on 4,436,292 Shares outstanding as of May 8, 2020, as provided in the Issuer’s 10-Q, plus the Shares resulting from the Reporting Persons’ exercise of Series C Warrants, Series D Warrants, Series E Warrants and Series F Warrants on July 28, 2020.

WAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 346,996 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 346,996 Shares.

	(c)	The transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Exhibit D.

	(d)	All of the Shares are beneficially owned by WMP, WCP, WAP and a certain other private fund, which are managed by WA and/or for which WB GP serves as the general partner.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 27, 2020, the Issuer, certain of its subsidiaries and the Forbearing Parties extended the effectiveness of the Forbearance under the Forbearance Agreements until the earlier of (i) August 31, 2020 and (b) the date the Forbearance Agreements otherwise terminate in accordance with their terms.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement

Exhibit B:  Executive Officers and Board of Managers of Whitebox Advisors LLC

Exhibit C:  Board Members of Whitebox General Partner LLC

Exhibit D: Schedule of Transactions by the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2020
(Date)

Whitebox Advisors LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Legal Officer

Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Legal Officer

Whitebox Multi-Strategy Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Legal Officer

Whitebox Credit Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Legal Officer

Whitebox Asymmetric Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Legal Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment No. 16, dated July 31, 2020, relating to the Common Stock, $0.0001 par value of SAExploration Holdings, Inc. shall be filed on behalf of the undersigned.

July 31, 2020
(Date)

Whitebox Advisors LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Legal Officer

Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Legal Officer

Whitebox Multi-Strategy Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Legal Officer

Whitebox Credit Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Legal Officer

Whitebox Asymmetric Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Legal Officer

 Exhibit B

 EXECUTIVE OFFICERS AND BOARD OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer and board member of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Chief Executive Officer, Chief Legal Officer and Board member Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 2803 New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Structured Credit and Board member Whitebox Advisors LLC	USA

Exhibit C

 BOARD OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each board member of Whitebox General Partner LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Chief Executive Officer and Chief Legal Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Structured Credit Whitebox Advisors LLC	USA

Exhibit D

SCHEDULE OF TRANSACTIONS BY THE REPORTING PERSONS*

 Schedule of Transactions in Shares by Whitebox Advisors LLC and Whitebox General Partner LLC (on behalf of private funds for which they act as investment adviser and general partner, respectively)

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
7/28/2020	Common Stock	N/A	205	$1.0952

Schedule of Transactions by Whitebox Multi-Strategy Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
7/28/2020	Common Stock	N/A	123	$1.0952

Schedule of Transactions by Whitebox Credit Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
7/28/2020	Common Stock	N/A	40	$1.0952

Schedule of Transactions by Whitebox Asymmetric Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
7/28/2020	Common Stock	N/A	31	$1.0952

* Reflects Shares withheld at the 20-Day volume weighted average price of $1.0952 per Share to fund the cashless exercise of the Series C Warrants, Series D Warrants, Series E Warrants and Series F Warrants held by the Reporting Persons. For a complete description of each transaction, please see the corresponding Form 4 filed on July 30, 2020 by certain of the Reporting Persons with the Securities and Exchange Commission.